[Letterhead of Sullivan & Cromwell LLP]

September 16, 2016

Larry Spirgel

Assistant Director,

AD Office 11 – Telecommunications,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Re:	Donnelley Financial Solutions, Inc. Amendment No. 6 to Form 10-12B Filed September 14, 2016 File No. 001-37728

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2016, concerning Amendment No. 6 to the Registration Statement on Form 10 (the “Registration Statement”) of Donnelley Financial Solutions, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 6 to the Registration Statement, as filed on September 14, 2016 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 7 to the Registration Statement, as filed on September 16, 2016 (“Amendment No. 7”). To facilitate the Staff’s review, we have included in this letter the numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Securities and Exchange Commission

September 16, 2016

Information Statement

Unaudited Pro Forma Combined Financial Information, pages 65-71

1.	Please revise the number of outstanding shares used to calculate pro forma earnings per share to give effect to the actual number of shares that will be outstanding immediately after the spin-off transaction.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 66, 67, and 69-70.

* * * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (212) 558-3275 or by email (cohena@sullcrom.com).

Sincerely,

/s/ Audra D. Cohen
Audra D. Cohen

cc:	Robert S. Littlepage

Christie Wong

Courtney Lindsay

Paul Fischer

(Securities and Exchange Commission)

Suzanne S. Bettman

(Donnelley Financial Solutions, Inc.)

Daniel N. Leib

(R. R. Donnelley & Sons Company)

James M. Shea, Jr.

(Sullivan & Cromwell LLP)